EXHIBIT 99.1

Golar Enters Into Agreements for Second Floating Liquefaction Vessel

HAMILTON, Bermuda, Dec. 31, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or "the Company") announced today that it has executed and made effective agreements for conversion of the 125,000 m3 LNG carrier Golar Gimi to a floating liquefaction facility (an "FLNGV"). The primary contract for the second FLNGV was entered into with Singapore's Keppel Shipyard Limited ("Keppel"). Keppel has simultaneously entered into a sub-contract with global engineering, procurement and construction company Black & Veatch who will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment, and provide commissioning support for the FLNGV topsides and liquefaction process. This second suite of agreements closely mirrors those for the conversion of the Golar Hilli executed earlier this year.

Coincident with the execution of these agreements, long-lead orders for primary equipment (i.e. gas turbines and cold boxes) will be immediately released. The Company anticipates that the conversion vessel Gimi will be delivered to Keppel shipyard in Singapore as early as Q2, 2015 following which the conversion project will commence with renewal of key systems onboard the vessel while the topsides are manufactured.  The Company expects the FLNGV conversion to be completed and delivered in approximately 33 months.  Additionally, to retain flexibility in the roll out of Golar's floating LNG strategy (GoFLNG), the Company has secured certain beneficial cancellation provisions, which if exercised prior to November 2015, will allow the termination of the contracts and the recovery of previous milestone payments, less a set cancellation fee.

The Gimi FLNGV conversion contract represents a further step in the implementation of GoFLNG, the aim of which is to become the industry's leading integrated midstream LNG services provider, supporting resource owners, gas producers and gas consumers. This strategy was launched with the conversion of the Hilli to a floating liquefaction facility and further underpinned by the recent HOA for the development of a floating liquefied natural gas export project in Cameroon.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
December 31, 2014
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan